                                                Filed Pursuant to Rule 424(B)(2)
                                                Registration No. 33-63523


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 9, 1995)
                                                                      (IRT LOGO)

                              IRT PROPERTY COMPANY
                            1,500,000 COMMON SHARES

                            ------------------------

     The 1,500,000 shares of Company common stock, par value $1.00 per share (the "Common Stock"), offered hereby are offered directly by the Company (the "Offering") to HBK Finance L.P., a Delaware limited partnership ("HBK"), in partial consideration for the repurchase and cancellation of $54,799,000 aggregate principal amount of the Company's 7.3% Convertible Subordinated Debentures due August 15, 2003 (the "Debentures") presently owned by HBK. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "IRT." On January 15, 1997, the last reported sale price of the Common Stock on the NYSE was $11.875 per share. See "Plan of Offering."

      SEE "RISK FACTORS" ON PAGES S-3 TO S-6 FOR CERTAIN FACTORS RELEVANT
                      TO AN INVESTMENT IN THE COMMON STOCK

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED BY OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public             Commissions          Company(1)
-------------------------------------------------------------------------------------------------
Per Share.........................        $11.05                $0                 $11.05
-------------------------------------------------------------------------------------------------
Total.............................      $16,575,000             $0               $16,575,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $45,000 payable by the Company.

                            ------------------------

     The Common Stock offered hereby is offered directly by the Company to HBK. It is expected that delivery of the shares of Common Stock offered hereby will be made to HBK on or about January 17, 1997 versus delivery of the Debentures to the Company pursuant to an agreement between the Company and HBK. See "Prospectus Supplement Summary -- The Offering" and "Plan of Offering."

                            ------------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 16, 1997.

     CERTAIN MATTERS DISCUSSED UNDER THE CAPTIONS "PROSPECTUS SUPPLEMENT SUMMARY"; "RISK FACTORS"; "THE COMPANY"; AND "TAXATION," AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, THE ATTACHED PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN, INCLUDING, WITHOUT LIMITATION, DEMOGRAPHIC PROJECTIONS, STRATEGIC INITIATIVES, AND TAX CONSIDERATIONS, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND THE SECURITIES EXCHANGE ACT OF 1934, AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ARE DISCLOSED IN THIS PROSPECTUS ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS MADE IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED UNDER "RISK FACTORS" AND OTHERWISE HEREIN. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus, or incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" or "IRT" shall mean IRT Property Company and its subsidiaries on a consolidated basis, as well as their respective predecessors.

THE COMPANY

     IRT is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, Georgia, IRT is a self-administered and self-managed real estate investment trust ("REIT"), with acquisition, redevelopment, financing, property management and leasing capabilities. As of September 30, 1996, on a cost basis, approximately 97% of the Company's investment portfolio was located in the Southeastern United States and such investments consisted primarily of neighborhood and community shopping centers. The Company owned, at December 1, 1996, 83 shopping centers, including four free-standing Wal-Marts (two of which were subsequently sold) and certain other small commercial properties. As of December 1, 1996, the Company's shopping centers contained in excess of 8.4 million square feet of leasable space, which was approximately 94% leased. See "The Company -- Properties."

     The Company's focus on neighborhood and community shopping centers in the Southeastern United States provides it with a high degree of market familiarity and promotes greater efficiencies in the Company's acquisition, property management and leasing activities. Such focus facilitates the Company in establishing and maintaining strong working relationships with major national and regional retailers which serve the Southeastern market. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion, drug stores such as Revco, Eckerd and K&B, and national retailers such as Wal-Mart and Kmart.

     IRT's strategy has been to acquire and operate high-quality, well-located shopping centers which are anchored by supermarkets, drug stores and other consumer necessity or value-oriented retailers. The Company also intends to pursue a strategy which contemplates supplementing its traditional business with several new initiatives. These new initiatives include developing neighborhood and community shopping centers, whether for the Company's own account or in strategic alliances with prominent Southeastern shopping center developers, and greater emphasis on redeveloping and expanding existing centers. In 1996, the Company began taking a more active approach to the disposition of certain of its properties. In addition, the Company intends to pursue co-investment opportunities with respect to Southeastern shopping centers where a taxable affiliate would manage the shopping center after its acquisition or development, thereby providing management fee income in addition to an investment return. The Company evaluates from time to time various potential property acquisitions, both directly and indirectly through mergers, acquisitions and combinations with companies engaged in similar business. See "Risk Factors -- Uncertainty of Meeting Acquisition Objectives and New Business Initiatives" and "Recent Developments."

     The Company's Southeastern shopping centers are spread among 62 counties in 10 states. Based on data provided by McGraw Hill/DRI, for the period from 1997 to 2001, the weighted average population growth rate in the Company's Southeastern counties is estimated to be 5.1% compared to an estimated growth rate of 3.7% for the United States as a whole. In addition, based on data provided by McGraw Hill/DRI, these Southeastern counties are projected to have a weighted average growth rate in nonfarm employment of 7.6% over the same period, compared to an estimated national average of 5.6%.

     Since its founding in 1969, the Company has successfully operated and grown through three major real estate recessions. Senior management has an average of 23 years of real estate experience, with a combined total of over 160 years. The Company's Common Stock has been publicly traded since 1971.

     The Company has entered into an underwriting agreement (the "Underwriting Agreement") with PaineWebber Incorporated ("PaineWebber") dated January 8, 1997 wherein PaineWebber has agreed to purchase on a "firm commitment" basis, but subject to customary conditions, 4,000,000 shares of Company Common Stock in an underwritten public offering (the "Underwritten Public Offering"). On January 14, 1997, the Company issued 4,000,000 shares of its Common Stock and received estimated net proceeds of $42,562,000 from the Underwritten Public Offering. The Company, pursuant to the Underwriting Agreement, also has granted PaineWebber an option on up to 653,747 shares at $11.25 per share solely to cover over-allotments, which option has not been exercised as of the date of this Prospectus Supplement.

     The Company's principal executive offices are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.

DISTRIBUTIONS

     IRT has paid 76 consecutive quarterly distributions to its shareholders. The current annual dividend rate is $0.90 per share. See "Distributions."

RISK FACTORS

     An investment in the Common Stock involves various risks, many of which are related to real estate activities generally, and prospective investors should carefully consider the matters discussed under "Risk Factors" prior to any investment in the Company.

THE OFFERING

     Common Stock Offered by the Company...................1,500,000 shares
     Common Stock Outstanding After the Offering(1).......31,283,911 shares
     Use of Proceeds..................................Partial consideration for the repurchase of $54,799,000
                                       of Debentures presently owned by HBK
     NYSE Symbol........................................................IRT
---------------

(1) Based upon shares of Common Stock outstanding as of September 30, 1996, excluding 7,547,111 shares issuable upon conversion of all outstanding Debentures and 481,293 shares issuable upon the exercise of outstanding stock options granted under the Company's stock option plans. This also includes the sale of 4,000,000 shares of Common Stock issued pursuant to the Company's Underwritten Public Offering, but excludes the 653,747 shares of Common Stock subject to the underwriter's over-allotment option in connection with the Underwritten Public Offering. Upon completion of this Offering and the repurchase of the Debentures owned by HBK, the number of shares of Common Stock issuable upon conversion of the Debentures will be reduced to 2,676,088. See "The Company -- Recent
     Developments -- Underwritten Public Offering."

     HBK is a Delaware limited partnership with its principal office located at 777 Main Street, Suite 2750, Fort Worth, Texas 76102. As of the date of this Prospectus Supplement, HBK has informed the Company that it owns $54,799,000 principal amount of Debentures and has an outstanding short position in 1,500,000 shares of Company Common Stock (the "HBK Short Position"). Pursuant to a Purchase and Standstill Agreement, dated as of January 16, 1997, by and between the Company and HBK (the "Purchase and Standstill Agreement"), the Company has agreed to repurchase such Debentures owned by HBK at their aggregate par value plus accrued interest calculated in accordance with the terms of such Debentures, in exchange for the 1,500,000 shares of Common Stock offered by the Company hereby and a cash payment of approximately $39.9 million (including accrued interest), and HBK has agreed to use such shares of Common Stock solely to cover the HBK Short Position. Upon completion of the Offering, the repurchase of the Debentures owned by HBK, and the elimination of the HBK Short Position, HBK will not own any Common Stock, Debentures or other securities of the Company, and has agreed not to take any position with respect to Company securities or to attempt to influence Company policies and management in the future. See "Plan of Offering."

                                  RISK FACTORS

     An investment in the Common Stock involves various risks. Investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus before making a decision to purchase Common Stock.

SUBSTANTIAL DEBT OBLIGATIONS AND TERMS OF DEBT

     The Company's indebtedness includes a revolving bank line of credit, mortgage indebtedness, senior notes and debentures. The unsecured revolving line of credit (the "Line of Credit") is for a maximum of $100 million and bears interest at a variable rate, and as of November 30, 1996, the Company had an outstanding balance of approximately $13.0 million. As of November 30, 1996, the Company had approximately $84.1 million of secured borrowings outstanding under mortgage loans. These loans have stated rates of interest ranging from 7.60% to 11.00% per annum, with a weighted average interest rate of 8.50%. Such loans are payable in monthly installments with maturities from February 1997 to July 2013. The Company has outstanding $84.9 million of Debentures, which are convertible at any time prior to maturity into shares of Common Stock at a conversion price of $11.25 per share. Prior to this Offering, the Company had reserved 7,547,111 shares of Common Stock for conversion of the Debentures, and following the repurchase and cancellation of the Debentures from HBK, will have 2,676,088 shares of Common Stock reserved for issuance upon conversion of the remaining $30.1 million of Debentures to be outstanding after the purchase of Debentures from HBK. In March 1996, the Company issued $50 million of 7.45% Senior Notes due 2001 which will remain outstanding. See "Capitalization."

     As a result of the Underwritten Public Offering, this Offering and the Purchase and Standstill Agreement, the Company's borrowing capacity will be increased, and Company management expects the Company to make additional draws under its Line of Credit. The Company expects that such reborrowings and other indebtedness will be used primarily for the purpose of completing additional shopping center acquisitions and other expansion, development or redevelopment activities. The Company presently has no interest rate protection agreements, and to the extent the Company's exposure to increases in interest rates on its variable rate debt is not hereafter reduced through interest rate protection or cap agreements, such rate increases will adversely affect the Company's net income and funds from operations ("FFO") and may affect the amount of distributions it can make to its shareholders. Failure to pay secured debt obligations when due could result in the Company losing its interest in the properties collateralizing such secured indebtedness. See "Capitalization."

     Based upon the Company's outstanding indebtedness of $232 million as of November 30, 1996 and its equity capitalization of $290 million (based upon the closing price of its Common Stock of $11.25 on January 8, 1997), the Company's total market capitalization prior to the Underwritten Public Offering and this Offering was approximately $522 million, and its ratio of debt to total market capitalization was approximately 44.4%. On this basis, applying the approximately $42.6 million of net proceeds to the Company from the sale of the Common Stock in the Underwritten Public Offering and the issuance of the Common Stock offered hereby valued at approximately $16.5 million to the repurchase and cancellation of approximately $54.8 million of Debentures held by HBK and to the reduction of borrowings under the Line of Credit, the Company's outstanding debt would be reduced to approximately $173 million, and its ratio of debt to total market capitalization would be reduced to approximately 32.9%. This further assumes no conversion of the approximately $30.1 million principal amount of Debentures that would remain outstanding after the repurchase and cancellation of the Debentures held by HBK.

     The Company believes that the ratio of debt to total market capitalization is a useful factor to consider in evaluating a REIT's debt level because this ratio is an indicator of a REIT's ability to borrow funds. The Company believes that using the ratio of debt to book value of assets is not as useful as an indicator of a REIT's debt level because the book value of a REIT's assets indicates only the depreciated value of its properties without consideration of the market value of such assets at a particular point in time. The use of the ratio of debt to total market capitalization of a REIT is more variable than the ratio of debt to book value because it is dependent on the REIT's current stock price. Accordingly, there is no assurance that using the ratio of debt to total market capitalization to evaluate the Company's debt level will accurately predict the Company's risks, including its ability to incur additional borrowings.

     The foregoing risks associated with the debt obligations of the Company may adversely affect the market price of the Common Stock and may inhibit the Company's ability to raise capital and issue equity in both the public and private markets.

REAL ESTATE INVESTMENT CONSIDERATIONS

  Dependence on the Southeast and the Retail Industry

     As of September 30, 1996, substantially all (97% on a cost basis) of the Company's investment portfolio was located in the Southeastern United States, and such investments consisted predominantly of community and neighborhood shopping centers. The Company's performance therefor is linked to economic conditions in the Southeast and in the local markets for retail space generally. The market for retail space has been adversely affected by the ongoing consolidation in the retail sector, the adverse financial condition of certain large companies in this sector and excess retail space in certain markets. To the extent that these conditions affect the market rents for retail space, they could result in a reduction of net income and FFO and thus affect the amount of distributions the Company can make to its shareholders.

  Financial Condition and Bankruptcy of Tenants

     Since substantially all of the Company's income has been, and is expected to continue to be, derived from rental income from retail shopping centers, the Company's net income, FFO and cash required for debt service and distributions to shareholders could be adversely affected if a significant number of tenants were unable to meet their obligations to the Company or if the Company were unable to lease, on economically favorable terms, a material amount of space in its shopping centers. In addition, in the event of default by a tenant, the Company may experience delays and incur substantial costs in enforcing its rights as landlord.

     At any time, a tenant of the Company's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of the tenant's lease. Such an event could cause a reduction of net income, FFO and cash required for debt service and distributions to shareholders. No assurance can be given that any tenant which has filed for bankruptcy protection will continue making payments under its lease, that additional tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will continue to make rental payments in a timely manner. In addition, tenants may, from time to time, experience a downturn in their business, which may weaken their financial condition and result in a reduction of, or failure to make, rental payments when due. If a lessee or sublessee defaults in its obligations to the Company, the Company may experience delays in enforcing its rights as lessor or sublessor and may incur substantial costs and significant delays associated with protecting its investment, including costs incurred in renovating and re-leasing the property.

  Vacancies and Lease Renewals; Tenant Closings

     In the normal course of the Company's business, tenant leases at its properties routinely expire. Some of these lease expirations provide the Company with the opportunity to increase rentals or to lease such space to stronger tenants. In other cases, there may be no immediately foreseeable strong tenancy for the space, and the space may remain vacant for a longer period than anticipated or may be re-leased at less favorable rents. In certain instances, the tenant may, without violating the lease, elect to cease operations at the leased location. Although such tenant would continue to be responsible for its rental obligations, any percentage rents payable to the Company under such lease may no longer be due, and such closures could adversely affect the traffic to the related center and to other tenants. The Company and its properties are subject to competitive and economic conditions over which the Company has no control. Accordingly, there is no assurance that the effects of possible vacancies or lease renewals at the Company's properties may not reduce the rental income, net income, FFO and cash required for debt service and distributions to shareholders below levels anticipated by the Company. See "The Company -- Properties -- Shopping Center Lease Expirations."

  Possible Environmental Liabilities

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to use such property as collateral in its borrowings.

     Phase I environmental site assessments (which generally did not include environmental sampling, monitoring or laboratory analysis) were obtained by the Company with respect to properties acquired by the Company from 1989 to the present. The Company has not commissioned independent environmental analyses with respect to properties acquired prior to 1989, except as required pursuant to a former secured revolving term loan. No assurance can be given that hazardous substances are not located on any of the Company's properties. However, other than as described in this Prospectus Supplement, the attached Prospectus or the documents incorporated by reference in this Prospectus Supplement, the Company has no knowledge that any environmental contamination has occurred nor that any violation of any applicable environmental law, statute, regulation or ordinance exists that would have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company presently carries no insurance coverage for the types of environmental risks described above.

     For a more complete description of various environmental matters, reference is made to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995 (the "Annual Report"), particularly "Item
1 -- Regulation" and Note 16 to the consolidated financial statements.

     Since the date of the Annual Report, the Company has discovered that its Charlotte, North Carolina industrial facility was the site of additional releases of petroleum-related substances into the soil and groundwater at the premises of a former trucking company tenant. The former trucking company tenant may be responsible for some or all of these releases. The Company has not completed its investigation of these releases, but Company management currently believes that the cost of addressing the releases discovered to date would not have a material adverse effect on the Company's results of operations, financial position or liquidity.

     The State of Florida has established a program covering part of the cost of addressing releases of dry cleaning-related solvents from certain dry cleaning facilities in the state. Since the date of its Annual Report, the Company has encouraged its dry cleaning tenants at its Florida properties to enter this program and to investigate whether their operations have resulted in the release of dry cleaning-related solvents. These investigations are ongoing and have resulted in the discovery of releases from dry cleaning tenants to the soil and groundwater at certain Company properties. Based on the information provided to the Company to date, the Company believes that the cost of addressing the releases discovered to date would not have a material adverse effect on the Company's results of operations, financial position or liquidity.

UNCERTAINTY OF MEETING ACQUISITION OBJECTIVES AND NEW BUSINESS INITIATIVES

     The Company continually seeks prospective acquisitions of additional shopping centers and portfolios of shopping centers which the Company believes can be purchased at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through renovation, expansion, re-tenanting and re-leasing programs similar to those that the Company has undertaken historically. The Company also evaluates from time to time mergers and acquisitions with companies engaged in similar business. There can be no assurance that the Company will complete any potential acquisition or merger that it may evaluate. The evaluation process involves certain costs which are non-recoverable in the event the transactions are not consummated. In addition, notwithstanding the Company's criteria for evaluating and conducting due diligence with respect to potential acquisitions, there can be no assurance that any acquisition that is consummated will meet the Company's expectations. The Company also has initiated several new strategies, including potential co-investments, joint developments, and management of shopping center properties for third-party owners, and no assurance can be given that these will be successful. See "Prospectus Supplement Summary -- The Company" and "Recent Developments."

COMPETITION

     The Company and its properties compete with numerous other real estate companies and retail properties, respectively. Other retail properties within the market areas of each of the Company's properties compete with the Company for tenants, and the number of such competitive retail properties could have a material effect on both the Company's ability to rent space at its properties and the amount of rents chargeable. Other real estate companies compete for development, redevelopment and acquisition opportunities, may be willing and able to pay more for such opportunities than the Company, and may increase the prices sought by sellers of such properties. Some of the Company's competitors have substantially greater resources than the Company.

OWNERSHIP LIMITS AND CERTAIN EFFECTS OF FAILING TO QUALIFY AS A REIT

     In order to maintain its qualification as a REIT, the Company must satisfy various tests, including tests related to the source and amount of its income, the nature of its assets, and its stock ownership. For example, not more than 50% in value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code")). To minimize the possibility that the Company will fail to qualify as a REIT under this test, the Company's Articles of Incorporation (the "Articles") authorize the directors to take such action as may be required to preserve its qualification as a REIT and generally limits the ownership of Common Stock by any particular shareholder. The ownership limits in the Articles may delay, defer or prevent a change in control of the Company. In addition, the ownership of the Company's assets must comply with certain asset tests that both limit the type of assets it may hold to certain types of real estate and other investment assets and limit the concentration of those assets in otherwise permitted investments. See "Taxation."

     If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer be required to be made. See "Taxation."

                                  THE COMPANY

     The Company is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, IRT is a self-administered and self-managed REIT, with acquisition, redevelopment, financing, property management and leasing capabilities. As of September 30, 1996, on a cost basis, approximately 97% of the Company's investment portfolio consisted of shopping centers located primarily in the Southeastern United States. As of December 1, 1996, the Company owned 83 shopping centers, including four freestanding Wal-Marts (two of which were subsequently sold in December 1996) and certain other small commercial properties. As of December 1, 1996, the Company's properties contained in excess of 8.4 million square feet of leasable space, which was approximately 94% leased. See "-- Properties."

     The Company's focus on neighborhood and community shopping centers in the Southeastern United States provides it with a high degree of market familiarity and promotes greater efficiencies in the Company's acquisition, property management and leasing activities. Such focus facilitates the Company in establishing and maintaining strong working relationships with major national and regional retailers which serve the Southeastern market. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion, drug stores such as Revco, Eckerd and K&B, and national retailers such as Wal-Mart and Kmart.

RECENT DEVELOPMENTS

     In 1996, the Company determined its management succession, took various actions to implement its acquisition and disposition strategy, and began new initiatives in the co-investment, joint development and property management areas.

  Underwritten Public Offering

     On January 14, 1997, the Company completed the Underwritten Public Offering of 4,000,000 shares of Common Stock under an existing shelf registration statement at a price of $11.25 per share. In connection with the Underwritten Public Offering, the Company also granted PaineWebber, the sole underwriter, an option to purchase up to an additional 653,747 shares of Common Stock, solely to cover over-allotments in connection with the Underwritten Public Offering. As of the date hereof, PaineWebber has not exercised such option in whole or in part. Approximately $38,224,000 of the estimated $42,625,000 of the net proceeds from the Underwritten Public Offering will be applied to the repurchase of the $54,799,000 aggregate principal amount of Debentures owned by HBK.

  Chief Executive Officer Succession

     Effective January 1, 1997, Thomas H. McAuley, President and Chief Operating Officer of the Company since October 1, 1995, assumed the additional role of Chief Executive Officer, a position formerly held by Donald W. MacLeod. Mr. McAuley has been a Director of the Company since 1987 and has 19 years of real estate experience at the Company, Faison Associates, Ewing Southeast Realty and Johnstown Mortgage Company. Mr. MacLeod continues to serve as Chairman of the Board of Directors.

  Strategic Initiatives

     The Company has initiated new plans to complement its strategy of acquiring and operating high-quality, well-located shopping centers which are anchored by supermarkets, drug stores and other consumer necessity or value-oriented retailers. This strategy includes developing neighborhood and community shopping centers, whether for the Company's own account or in strategic alliances with prominent Southeastern shopping center developers, and greater emphasis on redeveloping and expanding existing centers. In 1996, the Company began taking a more active approach to the disposition of certain investment properties. In addition, the

Company intends to pursue co-investment opportunities with respect to Southeastern shopping centers where IRT Capital Corporation ("IRT Capital"), a taxable affiliate of the Company, would manage the center after its acquisition or development, thereby providing management fee income in addition to its investment return.

  Acquisitions

     The Company constantly evaluates possible property acquisitions. In 1996, the Company acquired two additional shopping centers for a total cash consideration of approximately $14.8 million.

     On August 30, 1996, the Company purchased Salisbury Marketplace in Salisbury, North Carolina for $4.6 million cash. This property, which was built in 1987, contains approximately 77,000 square feet of retail space, is anchored by Food Lion and Revco and, as of December 1, 1996, was 100% leased.

     On November 25, 1996, the Company purchased Alafaya Commons in Orlando, Florida for $10.2 million cash, funded from the Company's Line of Credit. Alafaya, which was built in 1987, contains approximately 121,000 square feet of retail space, and was 100% leased as of December 1, 1996. The anchor tenants are a 54,000 square foot Publix and an 11,000 square foot JoAnn Fabrics.

     In addition, the Company has one pending contract to purchase a shopping center for $7.1 million, subject to completion of environmental and other diligence.

  Dispositions

     The Company continually assesses its portfolio for possible dispositions, and in 1996, it sold three investments for cash and purchase-money financing totaling approximately $10.8 million. On March 31, 1996, the Company sold its only regional mall, Valley West Mall in Glendale, Arizona, for a total sales price of $5.45 million, consisting of $1.65 million in cash and a purchase-money mortgage of $3.80 million bearing interest at 9% per annum. On December 24, 1996, the Company sold its vacant Wal-Mart stores in Fremont and Kearney, Nebraska for a total consideration of $5.35 million, consisting of $4.35 million in cash and a $1.00 million, 7.00% purchase-money second mortgage due in 1998. These sales of non-Southeastern properties which, in the opinion of Company management, had little or no further growth potential, were made in accordance with the Company's objective to focus on Southeastern properties.

PROPERTIES

     The Company's properties are typically anchored by prominent consumer necessity-oriented tenants, such as supermarkets and drug stores, which tend to attract shoppers for basic household goods. In addition, the Company's tenants include national value retailing chains. Company management believes that the generally high quality of its shopping center locations is attractive to new tenants and aids in the retention of existing tenants. The Company seeks to diversify the credit risk within its portfolio and among the retailers that occupy shopping centers. The Company's 1995 annual revenue was derived from over 1,050 leases with 750 different tenants, with no single tenant or corporate entity accounting for more than 7.9% of revenues. Nine different supermarket chains and two national value chains comprise 11 of the 15 tenants which accounted for 1% or more of the Company's revenues during 1995. Together, supermarkets accounted for approximately 29% of such revenues, while national value retailers and drugstores accounted for approximately 15% and 4%, respectively. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion, drug stores such as Revco, Eckerd, and K&B, and national retailers such as Wal-Mart and Kmart.

     The Company's Southeastern shopping centers are spread among 62 counties in 10 states. Based on data provided by McGraw Hill/DRI, for the period from 1997 to 2001, the weighted average population growth rate in the Company's Southeastern counties is estimated to be 5.1% compared to an estimated growth rate of 3.7% for the United States as a whole. In addition, based on data provided by McGraw Hill/DRI, these Southeastern counties are projected to have a weighted average growth rate in nonfarm employment of 7.6% over the same period, compared to an estimated national average of 5.6%.

     The following table lists all of the Company's real estate investments, as of December 1, 1996, with shopping centers grouped by state and metropolitan markets:

                                                                                      YEAR
                                                    COMPANY           PERCENT      COMPLETED,            PRINCIPAL TENANTS
                                     DATE         OWNED GROSS          LEASED     RENOVATED OR    -------------------------------
          DESCRIPTION              ACQUIRED      LEASABLE AREA        12/1/96       EXPANDED           TENANT         SQUARE FEET
--------------------------------   ---------   ------------------     --------    ------------    -----------------   -----------
SHOPPING CENTERS
ALABAMA
 COLUMBUS, (GA)
   Stadium Plaza                     8/92          70,475 sq. ft.        94%          1988        Piggly Wiggly           30,625
     Phenix City, AL                                                                              Big B Drugs             10,950
 MOBILE
   West Gate Plaza                  6/74 &         64,378 sq. ft.        98%         1974 &       Winn-Dixie              44,000
     Mobile, AL                      1/85                                             1995        K&B Drugs               12,000
FLORIDA
 DAYTONA BEACH
   Masonova Plaza(1)                 6/79         157,955 sq. ft.        40%          1969
     Daytona Beach, FL
   New Smyrna Beach Regional         8/92         118,451 sq. ft.        99%          1987        Publix                  42,112
     New Smyrna Beach, FL                                                                         Walgreens               13,070
                                                                                                  Beall's Outlet           8,000
   Old Kings Commons                 5/88          84,759 sq. ft.        99%          1988        Wal-Mart(2)             54,233
     Palm Coast, FL
 FT. LAUDERDALE
   Countryside Shops                 6/94         173,161 sq. ft.       100%       1986, 1988     Eckerd Drugs            10,356
     Cooper City, FL                                                                 & 1991       Publix                  39,795
                                                                                                  J. Byrons               44,000
   Westgate Square                   6/94         104,893 sq. ft.        95%         1984 &       Winn-Dixie              36,320
     Sunrise, FL                                                                      1988        Walgreens               13,000
 FT. WALTON BEACH
   Ft. Walton Beach Plaza            7/86          48,248 sq. ft.       100%          1986        Food World              42,848
     Ft. Walton Beach, FL
 JACKSONVILLE
   South Beach Regional              8/92         289,319 sq. ft.        99%         1990 &       Kmart                   86,479
     Jacksonville Beach, FL                                                           1991        Stein Mart              35,077
                                                                                                  Beall's                 35,500
                                                                                                  Food Lion               29,000
 NAPLES
   Gulf Gate Plaza                   6/79         173,216 sq. ft.        81%         1969 &       Publix                  29,120
     Naples, FL                                                                       1974        Beall's Outlet          17,500
                                                                                                  JoAnn Fabrics           15,138
 ORLANDO
   Alafaya Commons                   11/96        120,586 sq. ft.       100%          1987        Publix                  54,230
     Orlando, FL                                                                                  JoAnn Fabrics           11,000
   Hoffner Plaza(1)                  6/79          39,370 sq. ft.        20%          1972
     Orlando, FL
 PENSACOLA
   Parkmore Plaza                    12/92        159,067 sq. ft.        99%         1986 &       Wal-Mart                90,399
     Milton, FL                                                                       1992        Delchamps               49,968
   Pensacola Plaza                   7/86          56,098 sq. ft.       100%          1985        Food World              42,848
     Pensacola, FL
 SARASOTA-BRADENTON
   North River Village Center       12/92 &       177,128 sq. ft.       100%         1988 &       Kmart                   94,841
     Ellenton, FL                    12/93                                            1993        Publix                  42,112
                                                                                                  Walgreens               13,500
                                                                                                  Beall's                  9,000
   Venice Plaza(3)                   6/79         144,850 sq. ft.        94%         1971 &       TJX                     77,117
     Venice, FL                                                                       1979        Kash & Karry            22,200
                                                                                                  Rite Aid(2)              7,500

                                                                                      YEAR
                                                    COMPANY           PERCENT      COMPLETED,            PRINCIPAL TENANTS
                                     DATE         OWNED GROSS          LEASED     RENOVATED OR    -------------------------------
          DESCRIPTION              ACQUIRED      LEASABLE AREA        12/1/96       EXPANDED           TENANT         SQUARE FEET
--------------------------------   ---------   ------------------     --------    ------------    -----------------   -----------
 TAMPA-ST. PETERSBURG-CLEARWATER
   Chelsea Place                     7/93          81,144 sq. ft.       100%          1992        Publix                  48,890
     New Port Richey, FL                                                                          Eckerd Drugs             9,504
   Palm Gardens                      6/79          52,670 sq. ft.       100%          1970        Food Lion               34,050
     Largo, FL
   Seven Hills                       7/93          64,890 sq. ft.       100%          1991        Publix                  48,890
     Spring Hill, FL
GEORGIA
 ATLANTA
   Douglas Commons                   8/92          97,027 sq. ft.        93%          1988        Kroger                  59,431
     Douglasville, GA
   Macland Pointe                    1/93          79,699 sq. ft.        98%         1992 &       Publix                  55,999
     Marietta, GA                                                                     1993
   Paulding Commons                  8/92         192,391 sq. ft.        98%          1991        Kmart                   86,479
     Dallas, GA                                                                                   Kroger                  49,700
   Spalding Village                  8/92         235,318 sq. ft.       100%          1989        Kmart                   86,479
     Griffin, GA                                                                                  Kroger                  59,431
                                                                                                  J.C. Penney's           33,796
   Wesley Chapel Crossing            12/92        170,792 sq. ft.        98%          1989        Wal-Mart                91,124
     Decatur, GA                                                                                  Ingles                  32,000
                                                                                                  Big B Drugs              8,468
 MACON
   Watson Central                   12/92 &       227,747 sq. ft.        95%         1989 &       Wal-Mart               122,382
     Warner Robins, GA               10/93                                            1993        Winn-Dixie              45,000
 VARIOUS
   Colony Square                     2/88          50,000 sq. ft.       100%          1987        Food Lion               25,000
     Fitzgerald, GA
   Commerce Crossing                 12/92        100,668 sq. ft.       100%          1988        Wal-Mart                50,968
     Commerce, GA                                                                                 Ingles                  32,000
   Heritage Walk                     6/93         159,362 sq. ft.       100%         1991 &       Kmart                   86,479
     Milledgeville, GA                                                                1992        Bi-Lo                   30,623
                                                                                                  Goody's                 25,000
   West Towne Square                 3/90          89,596 sq. ft.        94%          1988        Bruno's Foodmax         44,512
     Rome, GA
KENTUCKY
   Scottsville Square                8/92          38,450 sq. ft.        25%          1986
     Bowling Green, KY
LOUISIANA
 BATON ROUGE
   Bluebonnet Village                12/94         89,879 sq. ft.        98%          1983        Delchamps               33,387
     Baton Rouge, LA                                                                              K&B Drugs               15,000
   Millervillage Shopping Center     12/94         94,559 sq. ft.        92%         1983 &       Delchamps               56,052
     Baton Rouge, LA                                                                  1992        K&B Drugs               15,000
   Sherwood South                    12/94         75,607 sq. ft.       100%       1972, 1988     Sav-A-Center            22,500
     Baton Rouge, LA                                                                 & 1992       Eckerd Drugs            12,000
                                                                                                  Cloth World              9,750
   Siegen Village                    12/94        115,762 sq. ft.       100%         1988 &       Kmart                   92,079
     Baton Rouge, LA                                                                  1996        Office Depot            31,200
 HOUMA
   Tarpon Heights                    1/95          56,605 sq. ft.       100%          1982        Delchamps               28,092
     Galliano, LA                                                                                 Eckerd Drugs             8,905

                                                                                      YEAR
                                                    COMPANY           PERCENT      COMPLETED,            PRINCIPAL TENANTS
                                     DATE         OWNED GROSS          LEASED     RENOVATED OR    -------------------------------
          DESCRIPTION              ACQUIRED      LEASABLE AREA        12/1/96       EXPANDED           TENANT         SQUARE FEET
--------------------------------    -------        ---------            ----       ----------     ----------------     ---------
 LAFAYETTE
   Ambassador Row                    12/94        193,982 sq. ft.        99%         1980 &       Kmart                   83,067
     Lafayette, LA                                                                    1991        K&B Drugs               18,580
                                                                                                  Big Lots                32,109
   Ambassador Row Courtyards         12/94        155,483 sq. ft.        82%         1986 &       Delchamps               54,084
     Lafayette, LA                                                                    1991        Marshalls               22,500
   Pinhook Plaza                     12/94        190,319 sq. ft.        98%         1979 &       Kmart                   72,897
     Lafayette, LA                                                                    1992        Delchamps               42,599
   Plaza Acadienne(4)                12/94        105,419 sq. ft.       100%          1980        Delchamps               28,092
     Eunice, LA                                                                                   K&B Drugs               15,000
   The Boulevard                     12/94         68,012 sq. ft.       100%         1976 &       Campo Concept           30,975
     Lafayette, LA                                                                    1994        Piccadilly              10,440
 NEW ORLEANS
   Country Club Plaza                1/95          64,686 sq. ft.        92%          1982        Delchamps               33,387
     Slidell, LA                                                                                  K&B Drugs                8,450
   The Crossing                      12/94        113,989 sq. ft.       100%         1988 &       Albertson's             58,432
     Slidell, LA                                                                      1993        Campo Concept           20,000
                                                                                                  Piccadilly              11,250
   Elmwood Oaks                      1/92         130,284 sq. ft.       100%          1989        Wal-Mart                95,079
     Harahan, LA                                                                                  Blockbuster Music       12,045
                                                                                                  Western Auto            10,560
   Village at Northshore             12/94        144,373 sq. ft.       100%         1988 &       Delchamps               51,348
     Slidell, LA                                                                      1993        Service
                                                                                                  Merchandise             50,000
MISSISSIPPI
   Delchamps Plaza                   4/88          66,857 sq. ft.       100%          1987        Delchamps               42,057
     Pascagoula, MS                                                                               K&B Drugs               15,000
NORTH CAROLINA
 ASHEVILLE
   Asheville Plaza(5)                4/86          49,800 sq. ft.       100%          1967        The Paty Company        49,800
     Asheville, NC
 CHARLOTTE-GASTONIA-ROCK HILL
   Providence Square                 12/71         85,690 sq. ft.        90%          1973        Harris Teeter           35,702
     Charlotte, NC                                                                                Eckerd Drugs             9,600
   Stanley Market Place              1/92          40,364 sq. ft.       100%         1980 &       Winn-Dixie              28,400
     Stanley, NC                                                                      1991        Revco                    6,000
 GREENSBORO-WINSTON SALEM-HIGH
   POINT
   Thomasville Commons               8/92         148,754 sq. ft.        98%          1991        Kmart                   86,479
     Thomasville, NC                                                                              Ingles                  32,000
                                                                                                  Revco                    8,450
   Salisbury Marketplace             8/96          76,970 sq. ft.       100%          1987        Food Lion               29,000
     Salisbury, NC                                                                                Revco                    8,470
 GREENVILLE
   University Center                 12/89         56,180 sq. ft.        93%          1989        Harris Teeter           32,960
     Greenville, NC                                                                               Kerr Drugs               9,720
 HICKORY-MORGANTON-LENOIR
   Taylorsville Shopping Center     8/86 &         48,537 sq. ft.       100%         1982 &       Harris Teeter           31,137
     Taylorsville, NC                12/88                                            1988
 RALEIGH-DURHAM-CHAPEL HILL
   Centre Pointe Plaza              12/92 &       163,642 sq. ft.       100%         1989 &       Wal-Mart                91,155
     Smithfield, NC                  12/93                                            1993        Winn-Dixie              38,547
   Riverview Shopping Center         3/72         130,058 sq. ft.        84%         1973 &       Kroger                  53,538
     Durham, NC                                                                       1994        Upchurch Drugs          10,000
   Willowdaile Shopping Center      8/86 &        120,815 sq. ft.        95%          1986        Harris Teeter           27,985
     Durham, NC                      12/87                                                        Carmike Cinemas         25,383
                                                                                                  Kerr Drugs               9,600
 WILMINGTON
   The Galleria                     8/86 &         92,344 sq. ft.        90%      1986, 1990 &    Harris Teeter           28,000
     Wrightsville Beach, NC          12/87                                            1996        Kerr Drugs               9,600

                                                                                      YEAR
                                                    COMPANY           PERCENT      COMPLETED,            PRINCIPAL TENANTS
                                     DATE         OWNED GROSS          LEASED     RENOVATED OR    -------------------------------
          DESCRIPTION              ACQUIRED      LEASABLE AREA        12/1/96       EXPANDED           TENANT         SQUARE FEET
--------------------------------    -------        ---------            ----       ----------     ----------------     ----------
 VARIOUS
   Chadwick Square                   1/92          31,700 sq. ft.        95%          1985        Food Lion               25,000
     Hendersonville, NC
   Chestnut Square                   1/92          39,640 sq. ft.       100%          1985        Food Lion               21,000
     Brevard, NC                                                                                  Eckerd Drugs(2)          8,640
   Eden Centre                       11/94         56,355 sq. ft.       100%          1991        Food Lion               29,000
     Eden, NC                                                                                     Revco                    8,450
   First Street Station              8/94          52,230 sq. ft.        98%          1989        Harris Teeter           32,960
     Albemarle, NC                                                                                Eckerd Drugs             8,640
   Forest Hills Centre               8/90          74,180 sq. ft.       100%          1990        Harris Teeter           32,960
     Wilson, NC                                                                                   Eckerd Drugs             8,640
   Plaza North                       8/92          47,240 sq. ft.        92%          1986        Bi-Lo                   25,590
     Hendersonville, NC                                                                           Revco                    8,450
   Shelby Plaza(4)                   4/86         103,000 sq. ft.        67%          1972        Big Lots                30,000
     Shelby, NC                                                                                   Heilig-Meyers           25,000
SOUTH CAROLINA
 VARIOUS
   Abbeville Plaza(1)                4/86          59,525 sq. ft.        50%          1970
     Abbeville, SC
   Carolina Place                    5/89          36,560 sq. ft.        97%          1989        Bi-Lo                   32,960
     Hartsville, SC
   Chester Plaza                    4/86 &         71,443 sq. ft.        66%         1967 &       Bi-Lo                   30,623
     Chester, SC                     2/92                                             1992        Revco                    5,500
   Lancaster Plaza                   4/86          77,400 sq. ft.       100%          1971        Bi-Lo                   19,200
     Lancaster, SC                                                                                Revco                    6,600
   Lancaster Shopping Center        8/86 &         29,047 sq. ft.       100%         1963 &       Harris Teeter           24,045
     Lancaster, SC                   12/87                                            1987
   Litchfield Landing                8/86          42,201 sq. ft.        98%          1984        Harris Teeter           24,806
     North Litchfield, SC                                                                         Eckerd Drugs             8,640
   North Village Center(3)           8/86          60,356 sq. ft.       100%          1984        Harris Teeter           24,806
     North Myrtle Beach, SC                                                                       Revco                   10,500
TENNESSEE
 NASHVILLE
   Smyrna Village                    8/92          83,334 sq. ft.       100%          1992        Kroger                  59,214
     Smyrna, TN
 VARIOUS
   Lawrence Commons                  8/92          52,295 sq. ft.       100%          1987        Kroger                  37,245
     Lawrenceburg, TN
   Forrest Gallery                   12/92        214,450 sq. ft.        93%          1987        Wal-Mart(2)             65,930
     Tullahoma, TN                                                                                Kroger                  48,780
                                                                                                  Ira A. Watson           32,680
VIRGINIA
 LYNCHBURG
   Waterlick Plaza                   10/89         98,694 sq. ft.        97%         1973 &       Harris Teeter           30,780
     Lynchburg, VA                                                                    1988        Piece Goods             22,260
                                                                                                  Revco                   10,500
 VARIOUS
   Smyth Valley Crossing             12/92        126,841 sq. ft.       100%          1989        Wal-Mart(6)             65,930
     Marion, VA                                                                                   Ingles                  32,000
   Harris Teeter(5)                 6/88 &         36,535 sq. ft.       100%         1981 &       Harris Teeter           36,535
     Lexington, VA                   6/89                                             1989
                                               -------------                                                           ---------
TOTAL FOR 76 SHOPPING CENTERS                   7,693,704 sq. ft.                                                      5,027,349
                                               =============                                                           =========

                                                                                      YEAR
                                                    COMPANY           PERCENT      COMPLETED,            PRINCIPAL TENANTS
                                     DATE         OWNED GROSS          LEASED     RENOVATED OR    -------------------------------
          DESCRIPTION              ACQUIRED      LEASABLE AREA        12/1/96       EXPANDED           TENANT         SQUARE FEET
--------------------------------   ---------   ------------------     --------    ------------    -----------------   -----------
NET LEASED WAL-MARTS
   Wal-Mart Stores, Inc.             6/85          54,223 sq. ft.       100%          1985        Wal-Mart                54,223
     Mathews, LA
   Wal-Mart Stores, Inc.(7)          6/85          64,890 sq. ft.       100%          1985        Wal-Mart(2)             64,890
     Fremont, NE
   Wal-Mart Stores, Inc.(7)         6/85 &         83,249 sq. ft.       100%          1985        Wal-Mart(2)             83,249
     Kearney, NE                     1/91
   Wal-Mart Stores, Inc.             7/85          53,571 sq. ft.       100%          1985        Wal-Mart(2)             53,571
     Marble Falls, TX
LAND PURCHASE LEASEBACKS
   Lawrence County Shopping
     Center                          5/71         135,605 sq. ft.       100%          1971        N/A                        N/A
     Sybene, OH
   Grand Marche Shopping Center      9/72         200,585 sq. ft.       100%          1969        N/A                        N/A
     Lafayette, LA
   Manatee County Shopping
     Center                          5/71         120,500 sq. ft.       100%          1971        N/A                        N/A
     Bradenton, FL                              ---------
TOTAL FOR 83 SHOPPING CENTERS                   8,406,327 sq. ft.
APARTMENT                                       =========
   Whitehall Kent Apartments         6/79             188 units          79%          1968        N/A                        N/A
     Kent, OH                                   =========
INDUSTRIAL PROPERTIES
   Industrial Buildings              6/79         188,513 sq. ft.        78%         1956 &       ABF Freight
     Charlotte, NC                                                                    1963        System                  82,400
   Plasti-Kote                       6/79          41,000 sq. ft.       100%         1961 &       Plasti-Kote             41,000
     Medina, OH                                 ---------                             1966
                                                  229,513 sq. ft.
BANKS                                           =========
   The Old Phoenix National
     Bank(8)                         12/84         73,074 sq. ft.       100%        Various       Old Phoenix
     Medina County, OH                          =========                                         National Bank           73,074

---------------

(1)Masonova Plaza, Hoffner Plaza and Abbeville Plaza represent candidates for sale or redevelopment.
(2)The named tenants have vacated but are still paying minimum rental under their leases.
(3)The Company owns a 54.5% interest in North Village Center and a 75% interest in Venice Plaza Shopping Center, which are consolidated for financial reporting purposes with minority interests recorded.
(4)Subject to ground leases expiring in 1997 for Shelby Plaza and 1998 and 2008 for Plaza Acadienne. The Company has an option to purchase the land at Shelby Plaza for $265,000 in 1997.
(5)Asheville Plaza and Harris Teeter shopping center investments represent net leased properties not managed or operated by the Company.
(6)Tenant expanded its space by 32,980 sq. ft. to a total of 98,910 sq. ft. at its expense and at no additional rental on the increased square footage.
(7)Sold December 24, 1996.
(8)This investment represents ten branch bank properties leased to one tenant.

  Shopping Center Lease Expirations

     The following tables show, as of September 30, 1996, anchor tenant and shop tenant lease expirations, respectively, for the next 10 calendar years, assuming that no tenants exercise renewal options:

                               ANCHOR TENANTS(1)
                           LEASE EXPIRATION SCHEDULE

                                           APPROXIMATE      PERCENT OF       ANNUALIZED        AVERAGE
                               NUMBER OF      LEASED       TOTAL LEASED      BASE RENT      BASE RENT PER
           LEASE YEAR           LEASES       AREA IN      SQUARE FOOTAGE   UNDER EXPIRING    SQUARE FOOT
           EXPIRATION          EXPIRING    SQUARE FEET       EXPIRING          LEASES         EXPIRING
    -------------------------  ---------   ------------   --------------   --------------   -------------
    1997.....................      10          157,438           2%          $  496,749         $3.16
    1998.....................       6          209,134           3              963,804          4.61
    1999.....................       5           65,955           1              407,422          6.18
    2000.....................       4           53,500           1              172,200          3.22
    2001.....................       7           74,850           1              482,027          6.44
    2002.....................       6           96,825           1              474,859          4.90
    2003.....................       5           79,543           1              504,422          6.34
    2004.....................       7          206,651           3            1,274,102          6.17
    2005.....................      12          360,288           5            1,772,388          4.92
    2006.....................       9          376,108           5            2,194,726          5.84
                                   --        ---------          --           ----------         -----
                                   71        1,680,292          23%          $8,742,699         $5.20
                                   ==        =========          ==           ==========         =====


---------------

(1) Anchor tenants include all supermarkets, drug stores, national value retailers and department stores and other tenants leasing in excess of 10,000 square feet which, in management's opinion, have the traffic-generating qualities necessary to be considered an anchor.

                                SHOP TENANTS(1)
                           LEASE EXPIRATION SCHEDULE

                                           APPROXIMATE      PERCENT OF       ANNUALIZED        AVERAGE
                               NUMBER OF      LEASED       TOTAL LEASED      BASE RENT      BASE RENT PER
           LEASE YEAR           LEASES       AREA IN      SQUARE FOOTAGE   UNDER EXPIRING    SQUARE FOOT
           EXPIRATION          EXPIRING    SQUARE FEET       EXPIRING          LEASES         EXPIRING
    -------------------------  ---------   ------------   --------------   --------------   -------------
    1997.....................     233          498,608           7%         $  4,436,148       $  8.90
    1998.....................     190          340,178           5             3,383,268          9.95
    1999.....................     173          340,364           5             3,480,129         10.22
    2000.....................     100          290,730           4             2,829,642          9.73
    2001.....................      71          246,365           3             1,902,622          7.72
    2002.....................      11           36,512           0               368,263         10.09
    2003.....................       9           20,608           0               231,586         11.24
    2004.....................       5           11,530           0                83,284          7.22
    2005.....................       8           25,764           0               394,372         15.31
    2006.....................       6            7,991           0               178,816         22.38
                                  ---        ---------          --           -----------        ------
                                  806        1,818,650          24%         $ 17,288,130       $  9.51
                                  ===        =========          ==           ===========        ======

---------------

(1) Shop tenants include all tenants except anchor tenants.

MORTGAGE LOAN INVESTMENTS

     The Company held fixed rate mortgage loan investments with respect to five properties aggregating $12,219,270 as of September 30, 1996. Each of these loans are secured by first mortgage liens, except as described below. Interest rates on such investments ranged from 8.63% to 12.38%, with maturity dates from August 1998 to May 2009. One of the Company's mortgage loan investments is a $5,115,451 purchase-money second lien mortgage taken back on the sale of a former equity investment, Spanish Quarter Apartments. The Spanish Quarter Apartments mortgage loan investment is part of a wrap-around mortgage financing and is subordinate to $742,760 of mortgage debt owed by the Company with respect to such property. All of the Company's mortgage loan investments are current, and the Company considers all such loans to be well-secured. See "Recent
Developments -- Dispositions" for a description of purchase-money financing taken back on the December 1996 sale of two Wal-Mart stores.

                                USE OF PROCEEDS

     The Company and HBK have agreed in the Purchase and Standstill Agreement to purchase and sell, respectively, $16,575,000 aggregate principal amount of Debentures held by HBK for the 1,500,000 shares of Common Stock offered hereby. The Company will repurchase the balance of such Debentures from HBK for $38,224,000 in cash from the net proceeds of the Underwritten Public Offering. See "Plan of Offering."

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company as of September 30, 1996, pro forma adjustments to give effect to certain transactions consummated after September 30, 1996, including the issuance and sale of the Common Stock offered hereby and in the Underwritten Public Offering and the purchase and cancellation of $54,799,000 aggregate principal amount of Debentures from the proceeds thereof and the pro forma capitalization after such adjustments. This table should be read in conjunction with the consolidated financial information of the Company incorporated herein by reference.

                                                                     SEPTEMBER 30, 1996
                                                          ----------------------------------------
                                                                        PRO FORMA
                                                           ACTUAL      ADJUSTMENTS       PRO FORMA
                                                          --------     -----------       ---------
                                                                   (DOLLARS IN THOUSANDS)
Debt:
  Mortgage notes payable................................. $ 88,146      $  (3,850)(1)    $  84,296
  7.3% Debentures........................................   84,905        (54,799)(3)       30,106
  7.45% senior notes.....................................   49,925                          49,925
  Indebtedness to banks..................................    1,100         13,900(2)        10,617
                                                                           (4,383)(3)
                                                          --------       --------         --------
          Total debt.....................................  224,076        (49,132)         174,944
                                                          --------       --------         --------
Shareholders' equity:
  Common Stock, $1 par value, 75,000,000 shares
     authorized; 25,783,911 shares issued and outstanding
     (actual); 31,283,911 shares issued and outstanding
     (pro forma).........................................   25,784          5,500(3)        31,284
  Additional paid-in-capital.............................  201,057         53,094(3)       254,151
  Cumulative distributions in excess of net earnings.....  (32,579)          (965)(4)      (33,544)
          Total shareholders' equity.....................  194,262         57,629          251,891
                                                          --------       --------         --------
          Total capitalization........................... $418,338      $   8,497        $ 426,835
                                                          ========       ========         ========

---------------

(1) Repayment of a $3,850 mortgage note payable at maturity November 1, 1996.
(2) The repayment on November 1, 1996 of a mortgage note payable and the acquisition of Alafaya Commons shopping center for $10,200 on November 24, 1996 were funded from $13,900 of borrowings under the Line of Credit and $150 of cash on hand.
(3) Issuance of 4,000,000 shares pursuant to the Underwritten Public Offering and 1,500,000 shares offered hereby.

          Net proceeds are estimated as follows:
            Underwritten Public Offering..................................  $42,652
            Common Stock offered hereby...................................   16,530
                                                                            -------
                                                                            $59,182
                                                                            =======
          Use of Proceeds:
            Principal portion of Debentures purchased.....................  $54,799
            Repayment of indebtedness to banks............................    4,383
                                                                            -------
                                                                            $59,182
                                                                            =======

(4) Recognition of loss on early extinguishment of debt as a result of the purchase of the Debentures based on the closing price of the Company's Common Stock on January 15, 1997 of $11.875 per share.

                                 DISTRIBUTIONS

     The Company has paid 76 consecutive quarterly distributions to its shareholders. The Company's current quarterly dividend is $0.225 per share, or $0.90 per share annually, which represents a current annual yield of approximately 7.58% (based on the January 15, 1997 closing price of the Common Stock on the NYSE of $11.875).

     In January of each year, the Company provides its shareholders with information concerning the amount of distributions paid during the preceding year which constitute ordinary income, net capital gain or return of capital. For federal income tax purposes, the Company has determined that approximately 10% and 28% of the distributions paid in 1994 and 1995, respectively, were non-taxable returns of capital to shareholders.

                                    TAXATION

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a very general summary of certain provisions which currently govern the federal income tax treatment of the Company and its shareholders. For the particular provisions which govern the federal income tax treatment of the Company and its shareholders, reference is made to Sections 856 through 860 of the Code and the Income Tax Regulations promulgated thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

     Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company including the possibility of U.S. income tax withholding on Company distributions.

     The Company believes that at all times it has been organized and has operated and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code. Although management of the Company believes it was organized, has operated and is operating in such a manner, no assurance can be given that the Company has so qualified or it will at all times so qualify. The Company's continued qualification and taxation as a REIT during future taxable years is dependent, among other things, upon its meeting the requirements of Code Section 856 throughout the year and for the year as a whole. Accordingly, because IRT's satisfaction of such requirements will depend on future events, it is not possible to assure that IRT will satisfy the requirements to be a real estate investment trust during those years. In addition qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Company's control. No assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any currently pending tax legislation that would adversely affect its ability to continue to operate as a REIT.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of its ownership of capital stock. Generally, for each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. In addition, gross income from the sale or other disposition of stock or securities held for less than one year and real property held for less than four years must constitute less than 30% of the gross income of the REIT for each taxable year. At least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. In addition, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company owns 1% of the voting stock and approximately 96% of the nonvoting stock, representing approximately 95% of the equity, of IRT Capital with the remaining equity interests currently owned by certain officers of the Company. In addition, based upon its analysis of the estimated value of the debt and equity securities of IRT Capital to be owned by the Company relative to the estimated value of the other assets to be owned by the Company, the Company believes that the debt and equity securities of IRT Capital held by the Company will not exceed, at the closing of the Offering, 5% of the total value of the Company's assets. No independent appraisals will be obtained to support this conclusion. Although the Company plans to take steps to ensure that it satisfies the 5% value test, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in IRT Capital at some future time.

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction) for its taxable year to its shareholders, it will generally not be subject to federal income tax with respect to income which it distributes to its shareholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. The failure to qualify as a REIT also would constitute a default under certain debt obligations of the Company.

     The failure to qualify as a REIT would have a material adverse effect on an investment in the Company as the taxable income of the Company would be subject to federal income taxation at corporate rates, and, therefore, the amount of cash available for distribution to its shareholders would be reduced or eliminated.

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, the distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

                                PLAN OF OFFERING

     HBK is a Delaware limited partnership with its principal office located at 777 Main Street, Suite 2750, Fort Worth, Texas 76102. As of the date of this Prospectus Supplement, HBK has informed the Company that it owns $54,799,000 principal amount of Debentures and that the HBK Short Position relates to 1,500,000 shares of Company Common Stock. Pursuant to the Purchase and Standstill Agreement between the Company and HBK, the Company has agreed to repurchase such Debentures owned by HBK at their aggregate par value plus accrued interest calculated in accordance with the terms of such Debentures, in exchange for the 1,500,000 shares of Common Stock offered directly to HBK by the Company hereby at an agreed value of $16,575,000 and a cash payment of $39,913,027 (including accrued interest). Pursuant to the Purchase and Standstill Agreement, HBK has also agreed to use such shares of Common Stock solely to cover the HBK Short Position. Upon completion of the Offering, the repurchase of the Debentures owned by HBK, and the elimination of the HBK Short Position, HBK will not own any Common Stock, Debentures or other securities of the Company, and has agreed not to take any position with respect to Company securities or to attempt to influence Company policies and management in the future. All information contained herein regarding HBK has been supplied by HBK, which is solely responsible therefor.

     In connection with this Offering, HBK is acting for its own account, and is not acting as an agent for, or otherwise for or on behalf of the Company.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Common Stock, will be passed upon for the Company by Alston & Bird, Atlanta, Georgia.

PROSPECTUS

                              IRT PROPERTY COMPANY

                                  $200,000,000
                        DEBT SECURITIES AND COMMON STOCK

                             ---------------------
     IRT Property Company (the "Company") may from time to time issue, in one or more series, its (i) unsecured senior or subordinated debt securities (the "Debt Securities") and (ii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $200,000,000 (or its equivalent in any other currency or composite currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities and Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement or supplements to this Prospectus ("Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Common Stock, additional covenants and any initial public offering price; and (ii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case including limitations as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement or a term sheet describing the method and terms of the offering of such series of Securities.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------
       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                                   THE CONTRARY IS UNLAWFUL.

                             ---------------------

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 9, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, the Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and similar information about the Company can be inspected and copied at prescribed rates at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information statements and other information regarding the Company and other registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-7859) are incorporated in this Prospectus by reference and are made a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated under Form 10-K/A Amendment No. 1 filed September 28, 1995.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

          3. The Company's Current Report on Form 8-K filed January 5, 1995 (date of event reported December 21, 1994), as amended by Form 8-K/A Amendment No. 1 filed January 20, 1995 and Form 8-K/A Amendment No. 2 filed March 1, 1995.

          4. The description of the Company Common Stock contained in the Company's prospectus dated August 5, 1991 which constitutes a part of Registration Statement No. 33-41301 filed with the Commission.

     Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of the documents which have been incorporated by reference in this Prospectus.

Requests for such documents should be directed to Lee A. Harris, Senior Vice President and Secretary, IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.

                                  THE COMPANY

     The Company, founded in 1969, is a self-administered and self-managed equity REIT which invests primarily in neighborhood and community shopping centers which are located in the Southeastern United States and are anchored by supermarkets, drug stores and/or discount variety stores. As of June 30, 1995, the Company owned 83 shopping centers comprising approximately 8.7 million square feet of leasable space.

     The Company conducts its property management and leasing activities internally through its offices in Atlanta, Charlotte, Orlando, Fort Lauderdale and New Orleans. The Company believes that this approach promotes efficiencies in property maintenance, leasing, cost control and the identification of expansion and redevelopment opportunities. The Company is and has been an active redeveloper of properties and believes it can add significantly to operating results and values by a continued emphasis on property enhancement.

     The Company conducts its operations in order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). The Company's principal executive offices are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, and its telephone number is (770) 955-4406.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Company intends to use the net proceeds from the sale of Securities offered by the Company to repay debt (including repayments of amounts drawn on lines of credit), improve, expand or redevelop its properties, acquire or develop additional properties and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                                 CERTAIN RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                                               SIX MONTHS
                                                                          YEARS ENDED                             ENDED
                                                                         DECEMBER 31,                           JUNE 30,
                                                         ---------------------------------------------       ---------------
                                                         1990      1991      1992      1993      1994        1994      1995
                                                         -----     -----     -----     -----     -----       -----     -----
Ratio of Earnings to Fixed Charges.....................   2.07x     1.78x     1.99x     2.20x     1.58x       1.30x     1.86x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings consist of income before extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Securities are to be issued under an indenture (the "Senior Indenture"), to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee, and the Subordinated Securities are to be issued under an indenture (the "Subordinated Indenture"), also to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee. The term "Trustee" as used herein shall refer to SunTrust Bank, Atlanta, or such other bank as the Company may appoint as trustee pursuant to the terms of the applicable Indenture, in its or their capacity as Trustee for the Senior Securities or the Subordinated Securities, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and may be supplemented from time to time following execution. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references below are to sections of the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

     As of June 30, 1995, the Company had $84,905,000 aggregate principal amount of 7.3% Convertible Subordinated Debentures outstanding due in 2003. SunTrust Bank, Atlanta serves as the trustee under the indenture pursuant to which such convertible subordinated debentures were issued.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in, or pursuant to authority granted by, a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 101 and Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the applicable Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, but not limited to:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Capital Stock (as defined in the Indentures) or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock into which such Debt Securities are convertible including such limitations in connection with the preservation of the Company's status as a REIT;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates if any, for such interest payable on any Registered Security on any Interest Payment Dates, or the method by which such dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (8) the place or places where the principal of (and premium or Make-Whole Amount, if any) interest, if any, on and Additional Amounts, if any, payable in respect of such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, composite currency or currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any addition to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions relating thereto;

          (17) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000;

          (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

          (19) the terms, if any, upon which such Debt Securities may be convertible into Capital Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (20) whether and under what circumstances the Company will pay Additional Amounts, if any, as contemplated in the applicable Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of paying such Additional Amounts (and the terms of any such option); and

          (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest, if any, on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 58 Edgewood Ave., Room 400, Atlanta, Georgia 30303 in the case of each of the Senior Securities and the Subordinated Securities, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be mailed to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor any Trustee shall be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that: (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including any Additional Amounts), if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and
(iii) an officers' certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will keep, and will cause each of its Subsidiaries to keep, all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and acceptable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and Other Claims. The Company will pay or discharge, or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. Any additional covenants with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest or Additional Amounts, if any, payable on any Debt Security of such series; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default under a bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having a principal amount outstanding in excess of $10,000,000, (other than indebtedness which is non-recourse to the Company or the Subsidiaries), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 30 days after written notice to the Company as provided in the Indenture; (vi) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of either, and (viii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under an Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of and premium or Make-Whole Amount, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal (or a specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or
(y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holders of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holder of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest if any, on or Additional Amounts, if any, payable with respect to such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

     Subject to provisions in each Indenture relating to its duties in case of default, the Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

     Within 120 days after the close of each fiscal year, the Company must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modification and amendment of an Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of (or Premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts, if any, payable on, any such Debt Security, (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount, payable on redemption of or any Additional Amount, if any, payable with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security, (iii) change the Place of Payment, or the coin or currency, for payment of principal of (and Premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security,
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security, (v) reduce the percentage of the Holders of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture, or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of an Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an

Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to add, change or eliminate any provisions of an Indenture, provided that any such addition, change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Capital Stock of the Company; (viii) to provide for the acceptance or appointment of a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; (x) to close an Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, an Indenture under the TIA; or (xi) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal of and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the following indebtedness of the Company for money borrowed, whether any such indebtedness exists as of the date of the Subordinated Indenture or is created, incurred, assumed or guaranteed after such date:

          (1) any debt (i) for money borrowed, or (ii) evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services, or (iii) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of the Company, or to secure the payment of revenue bonds issued for the benefit of the Company, whether contingent or otherwise;

          (2) any debt of others described in the preceding clause (1) which he Company has guaranteed or for which it is otherwise liable;

          (3) the obligation of the Company as lessee under any lease of property which is reflected on the Company's balance sheet as a capitalized lease; and

          (4) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1), (2), and (3);

provided, however, that, in computing the indebtedness of the Company, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of the Company provided, further, that in computing the indebtedness of the Company hereunder, there shall be excluded
(i) any such indebtedness, obligation or liability referred to in clauses (1) through (4) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities, or ranks pari passu with the Subordinated Securities,
(ii) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated and (iii) the Subordinated Securities. (Section 101 of the Subordinated Indenture). At June 30, 1995, Senior Debt aggregated approximately $137.6 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (ii) to be released from its obligations with respect to such Debt Securities under Sections of each Indenture described under "Certain Covenants" or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole

Amount, if any) and interest and any Additional Amounts on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(i) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the European Currency Unit ("ECU") or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the

Event of Default descried in clause (iv) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities, if any, will be described in the applicable Prospectus Supplement relating to such series.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

REDEMPTION OF SECURITIES

     The Indentures provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons including those intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles of

Incorporation, as amended (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company is authorized to issue an aggregate of 75,000,000 shares of Common Stock. As of October 1, 1995, there were 25,652,281 shares of Common Stock outstanding held by approximately 4,000 shareholders of record. All outstanding shares of Common Stock are fully paid and nonassessable.

GENERAL

     Shareholders of the Company do not have preemptive rights. Shareholders of record are entitled to cast one vote for each share held on all matters presented for a vote of shareholders. Cumulative voting for the election of directors is not permitted. When a quorum is present at any meeting, the vote of the holders of a majority of the shares present, either in person or by proxy, shall decide any question properly brought before such meeting, except on matters where the Georgia Business Corporation Code requires the vote of the holders of a majority of all outstanding shares, such as amending the Articles.

     The Board of Directors may, in its discretion, cause to be distributed ratably among the shareholders such portion of the cash available from operations, net profits, capital surplus or assets as it may from time to time deem proper.

     Except as outlined below under "Restriction on Ownership/REIT Qualification, "the shares are freely transferable and there are no conversion, sinking fund, redemption or similar provisions regarding the shares.

RESTRICTION ON OWNERSHIP/REIT QUALIFICATION

     The Articles contain provisions restricting transfer of shares and authorizing the directors to call shares for purchase as appropriate to maintain the Company's qualification as a REIT under the Code. Among the requirements for REIT qualification, the Company must have at least 100 shareholders, and five or fewer individuals may not own directly or indirectly 50% or more of the outstanding shares. In addition, 95% of the Company's gross annual income must come from qualifying sources, including principally "rents from real property" with the Code specifically excluding from the definition of such term any rents received from any tenant which itself owns, or which is more than 10% owned by any individual who owns, more than 10% of the shares. The Articles authorize the directors to refuse to transfer shares and to call for the purchase of shares so as to prevent concentrations of ownership potentially disqualifying the Company as a REIT or potentially disqualifying income as "rents from real property." The Articles also void any purported transfer of shares which would result in ownership by less than 100 shareholders, or would result in five or fewer individuals directly or indirectly owning more than 50% of the Company, or would result in any tenant or 10% or more owner of a tenant owning more than 10% of the Company; and further provide that the purported transferee of any such shares shall be deemed never to have had an interest therein or alternatively shall be deemed to have acquired and to be holding such shares for and on behalf of the Company. Any call for purchase of any shares pursuant to the aforesaid provisions of the Articles would most likely be from one or more holders of significant blocks whose concentrated ownership is considered by the directors to threaten the Company's REIT status.

RIGHTS UPON LIQUIDATION

     In the event of liquidation of the Company, shareholders are entitled to share ratably in the assets available for distribution after payment of all liabilities.

TRANSFER AGENT AND REGISTRAR

     SunTrust Bank, Atlanta, Atlanta, Georgia, serves as the Company's Transfer Agent and Registrar. The Common Stock is listed on the NYSE (Symbol: IRT).

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through designated agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated on Form 10-K/A Amendment No. 1 filed September 28, 1995, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the Securities offered hereby as well as certain federal income tax matters will be passed upon for the Company by Alston & Bird.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-1
Risk Factors..........................   S-3
The Company...........................   S-7
Use of Proceeds.......................  S-15
Capitalization........................  S-16
Distributions.........................  S-17
Taxation..............................  S-17
Plan of Offering......................  S-18
Legal Matters.........................  S-19
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Certain Ratios........................     3
Description of Debt Securities........     3
Description of Common Stock...........    14
Plan of Distribution..................    16
Experts...............................    16
Legal Opinions........................    16

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                                1,500,000 SHARES
                              IRT PROPERTY COMPANY

                                   (IRT LOGO)
                                  COMMON STOCK
                     -------------------------------------

                             PROSPECTUS SUPPLEMENT

                     -------------------------------------

                                JANUARY 16, 1997

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